Segall Bryant & Hamill Trust

225 Pictoria Drive

Suite 4500

Cincinnati, OH 45246

March 19, 2021

VIA EDGAR

Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File No. 811-03373

Schedule 14A – Definitive Proxy

Dear Ms. Larkin:

On behalf of the Registrant, the Registrant will be filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the Funds.

The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Funds on or around March 26, 2021.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on March 1, 2021 (the “Preliminary Materials”). These Proxy Materials include responses to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on March 8, 2021. In addition, the Proxy Materials reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the numbered paragraphs below are the Staff’s oral comments, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

Staff Comments:

A.	Staff Comment: On page 32, in connection with the resignation of the former auditor, please include the disclosure required by Item 9(c) and Item 9(d) of Schedule 14A.

U.S. Securities and Exchange Commission
Division of Investment Management
March 19, 2021

Registrant’s Response: Comment complied with.

B.	Staff Comment: In the definitive filing, please fill in all blanks contained in the preliminary filing.

Registrant’s Response: Comment complied with.

C.	Staff Comment: On page 54, the “Quorum; Adjournment” section of the draft proxy includes a statement that the Chairman of the meeting may propose one or more adjournments of the meeting. It is the Staff’s view that, pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, a postponement/adjournment is a substantive proposal for which a separate vote is required. Please add to each Proxy Card a separate related box regarding postponements/adjournments.

Registrant’s Response: The Registrant respectfully disagrees with the Staff view of this matter. Please see prior correspondence between the Staff and the Registrant dated January 25, 2018 and January 3, 2018 on this topic. The facts and circumstances regarding postponements and adjournments present here are identical to those discussed in the prior letters.

D.	Staff Comment: In Exhibit B, please include a new table showing the aggregate amounts paid by each Fund to the investment adviser or any affiliated person of the investment adviser, during the last fiscal year end, in accordance with Item 22(c)(1)(iii) of Schedule 14A.

Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Maggie Bull
Maggie Bull
Assistant Secretary of Segall Bryant & Hamill Trust

U.S. Securities and Exchange Commission
Division of Investment Management
March 19, 2021

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP